1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.
(Translation of Registrant’s Name Into English)

NO. 8, LI-HSIN RD. 6,
HSINCHU SCIENCE PARK,
TAIWAN
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	V	Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	V

     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TSMC Board of Directors Proposes Amendment of Dividend Policy

Distribution of Dividends to be Made Preferably by Way of Cash

Hsinchu Science Park, Taiwan, November 2, 2004 - Taiwan Semiconductor Manufacturing Company Ltd. (“TSMC” or “the Company”) (TAIEX: 2330, NYSE: TSM) today held a meeting of the Board of Directors, at which the directors approved of holding a special shareholders’ meeting at 9:00 a.m. on December 21, 2004 at TSMC Fab 12 (No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan) to approve a proposed amendment to the Company’s Articles of Incorporation.

TSMC Spokesperson and CFO Ms. Lora Ho noted that the directors proposed a partial revision to Article 35 of the Company’s Articles of Incorporation. With regard to its dividend policy, the proposed revision calls for future dividend distribution to be made preferably by way of cash. Moreover, stock dividends would not exceed 50 percent of total distribution. The revision, upon approval by TSMC’s shareholders, is expected to allow the Company more flexibility in planning cash dividend distributions and to better manage the build-up and flow of TSMC’s paid-in capital.

The Board of Directors also approved the “TSMC 2004 Employee Stock Options Plan” and the issuance of no more than 11,000,000 stock options to the employees of WaferTech, an overseas subsidiary of TSMC. Each unit of stock option will be entitled to purchase one TSMC common share.

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TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

TSMC Deputy Spokesperson:
Mr. J.H. Tzeng
PR Department Manager
Tel: 886-3-666-5028 (O) / 886-928-882-607(Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com

For further information, please contact:
Mr. Richard Chung
PR Principal Specialist
Tel: 886-3-666-5038 (O) / 886-911-258-751(Mobile)
Fax: 03-5670121
E-Mail: cychung@tsmc.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: November 2, 2004	By	/s/ Lora Ho Lora Ho Vice President & Chief Financial Officer